Exhibit 99.94

WonderFi Announces Buyback of up to 7,935,883 Shares

Vancouver, British Columbia--(Newsfile Corp. - February 17, 2022) - WonderFi Technologies Inc. (NEO: WNDR) (OTC PINK: WONDF) (WKN: A3C166) (FTX:WNDR) (the "Company" or "WonderFi"), a leading technology company with the mission of creating better access to digital assets through compliant centralized and decentralized platforms, is pleased to announce it has filed a Notice of Normal Course Issuer Bid (the "Share Buyback Program") with the NEO Exchange which has been accepted for the purchase of up to 10% of the public float of its common shares (the "Shares").

Management and the board of directors of the Company believe that the current market price of the Shares does not adequately reflect their value based on market comparables, and that the purchase of Shares under the Share Buyback Program is in the best interests of the Company. The Company believes the Share Buyback Program is a desirable use of its available cash and will enhance shareholder value in general.

Pursuant to the Share Buyback Program, WonderFi may purchase up to a maximum of 7,935,883 Shares, representing approximately 10% of its public float of Shares as at the date hereof, subject to the normal terms and limitations of such bids. In accordance with NEO Exchange rules, daily purchases (other than pursuant to a block purchase exemption) on the NEO Exchange under the Share Buyback Program cannot exceed the greater of 25% of the average daily trading volume on the NEO Exchange or 1,000 Shares.

The actual number of Shares that will be purchased under the Share Buyback Program, if any, and the timing of such purchases will be determined by the Company, from time to time. The timing and extent of repurchases will depend upon several factors, including market and business conditions, valuation of the Shares, regulatory requirements and other corporate considerations. Purchases under the Share Buyback Program may be made through open market transactions on the NEO Exchange and/or any Canadian alternative trading systems on which the Shares are traded, based on the prevailing market price. Any Shares purchased under the Share Buyback Program will be cancelled.

The Company intends to appoint Canaccord Genuity Corp. ("Canaccord") as the broker through which the Company will conduct purchases under the Share Buyback Program, which purchases will be completed pursuant to the policies of the NEO Exchange. The Company and Canaccord intend on entering into a dealer agreement outlining the terms upon which the Share Buyback Program will be conducted. The price that the Company will pay for the Shares purchased under the Share Buyback Program, if any, will be the prevailing market price of such Shares at the time of the applicable purchases.

Pursuant to the NEO Exchange rules, the period during which the Company will be authorized to make purchases under the Share Buyback Program will commence two trading days after the date hereof, on February 22, 2022, and end the earlier of (i) February 22, 2023 or (ii) such earlier date on which the maximum number of Shares are purchased under the Share Buyback Program. The Company has not purchased any Shares during the previous year pursuant to any issuer bid. To the knowledge of the Company, no director, senior officer or other insider of the Company currently intends to sell any Shares under the Share Buyback Program

Additional Information

For additional information, please contact:

WonderFi Technologies Inc.

Ben Samaroo, CEO

ben@wonder.fi

(778) 843-9637

Investor Relations Contact: invest@wonder.fi

Media Contact: press@wonder.fi

Neither the NEO Exchange nor its Regulation Services Provider (as that term is defined in the policies of the NEO Exchange) accepts responsibility for the adequacy or accuracy of this release.

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to DeFi through the core principles of simplicity and education. WonderFi has a multi-pronged business strategy which includes a high-growth consumer finance app which will serve as a trusted gateway to the new financial system, and a digital asset portfolio which consists of leading crypto and DeFi assets. WonderFi's executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital and Hut 8. WonderFi's core team of engineers and technologists believe that everyone should have equal access to finance and are aligned in the mission to empower people around the world to access DeFi in a simple, smart and secure way.

For more information, visit www.wonder.fi.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. In this news release, forward looking- statements relate to, among other things, statements relating to: the number of Shares to be purchased, timing of any purchases, the consideration paid for any Shares purchased and the period in which the Company is authorized to make purchases under the Share Buyback Program; future enhancements of shareholder value due to the Share Buyback Program; the appointment of Canaccord as the broker through which the Company will conduct purchases under the Share Buyback Program. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward- looking terminology such as "could", "intend", "expect", "believe", "will", "projected", "estimated", or variations of such words. By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward- looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the ability of the Company to work effectively with strategic investors; and changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

To view the source version of this press release, please visit

https://www.newsfilecorp.com/release/114089